                                                Filed pursuant to Rule 424(b)(3)
                                                          File Numbers 333-92315
                                                                and 333-92315-01


                 Subject to Completion, dated December 12, 2001
                           $454,812,000 (Approximate)
                     Conseco Finance Securitizations Corp.
                                     Seller
                             Conseco Finance Corp.
                            Servicer and Originator
                Manufactured Housing Contract Senior/Subordinate
                           Pass-Through Certificates
                                 Series 2001-4



Recent Developments

Attached is a December 11 press release from Standard & Poor's.

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Financial Institutions Ratings Team

         Standard & Poor's is pleased to provide ongoing service to the investment community.

         Conseco Inc. and Units Placed on CreditWatch Negative Daniel Martin, New York (1) 212-438-7390; Mark Puccia, New York (1) 212-438-7233; Jayan U Dhru, New York (1) 212 438-7276; Timothy W Clark, New York (1) 212-438-7182

         NEW YORK (Standard & Poor's) Dec. 11, 2001-- Standard & Poor's today placed its ratings for Conseco Inc., its insurance subsidiaries, and its Conseco Finance Corp unit on CreditWatch Negative (see list). The CreditWatch listing of Conseco Finance Corp.'s ratings reflects Standard & Poor's concern that the finance unit's financial flexibility will continue to be degraded as the U.S. economy struggles to recover.

         A significant increase in loan losses above current levels or an inability to liquefy unencumbered assets at forecasted values would complicate Conseco Finance's efforts to meet its own debt obligations in 2002, let alone provide any meaningful cash flow to its parent. Over the past 18 months, Conseco Finance had strong operating cash flows and generated $1.2 billion from asset sales.

         The CreditWatch listing of the ratings of Conseco Inc. and its insurance units reflects in turn the diminished ability of Conseco Finance to contribute sufficient cash to the parent in 2002 as a part of the parent's plan to further reduce debt in the coming year. While Standard & Poor's believes that Conseco Inc. has the financial capacity to meet all principal commitments in 2002, growing pressure on the parent to consider financing or strategic alternatives may diminish the company's overall business profile to maintain financial flexibility.

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         Standard & Poor's believes that Conseco Finance's two major businesses, manufactured housing lending and subprime home mortgage lending, are highly susceptible to a deteriorating economy. Actual loan losses to date have been manageable, and loan yields have been sufficient for the company to continue to report positive cash earnings. However, Conseco Finance is obligated to cover any cash shortfalls of approximately $1.5 billion in publicly issued lower-rated ABS. In 2001, guarantee payments to third parties were only $26 million. In addition, the finance company must be able to repay approximately $330 million of its unsecured debt maturing in the first nine months of 2002. Standard & Poor's believes that Conseco Finance will be challenged in meeting its obligations without a rebound in the U.S. economy in relatively short order.

         Although Conseco Inc., the parent company, has made significant progress in a debt reduction plan that provides for the retirement of more than $3 billion of debt, the recent $475 million of special charges announced in October suggested that the quality of capital is inconsistent with original expectations. Standard & Poor's continues to believe that Conseco's recovery will take longer than originally expected and that additional special charges could arise in upcoming quarters, depressing earnings.

         However, it should be noted that financial leverage, interest coverage, operating earnings, and operating cash flow remain in line with our previous expectations for 2001. Declining cash flow to the parent from Conseco Finance as the latter repays its own debt could encourage management to consider strategic or financing alternatives that could reduce future operating earnings and cash flow and weaken Conseco's business profile.

         Standard & Poor's will discuss with management its strategy to raise the liquidity to cover Conseco Finance's debt obligations over the coming year, as well as seek out alternative liquidity to support Conseco Inc.'s own debt servicing needs. Should this meeting fail in providing strong assurance that Conseco Finance can avoid default and thus continue to provide some support to the parent without materially affecting the insurance operations, the ratings of both companies would be downgraded.

                                       2

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         Should all the entities be downgraded, Standard & Poor's does not believe that the senior debt rating of Conseco Inc. and the financial strength ratings of its insurance subsidiaries would fall more than one notch and the senior debt rating of Conseco Finance more than two notches.

RATINGS PLACED ON CREDITWATCH NEGATIVE

  Conseco Inc.
    Issuer credit rating                                                B+/B
    CP                                                                  B
    Senior unsecured debt                                               B+
    Subordinated debt                                                   B-
    Preferred stock                                                     CCC+

  Bankers Life & Casualty Co.
    Issuer credit rating                                                BBB-
    Financial strength rating                                           BBB-

  Conseco Annuity Assurance Co.
    Issuer credit rating                                                BBB-
    Financial strength rating                                           BBB-

  Conseco Direct Life Insurance Co.
    Issuer credit rating                                                BBB-
    Financial strength rating                                           BBB-

  Conseco Health Insurance Co.
    Issuer credit rating                                                BBB-
    Financial strength rating                                           BBB-

  Conseco Life Insurance Co.
  Conseco Life Insurance Co. of NY
    Issuer credit rating                                                BBB-
    Financial strength rating                                           BBB-

  Conseco Medical Insurance Co.
    Issuer credit rating                                                BBB-
    Financial strength rating                                           BBB-

  Conseco Senior Health Insurance Co.
    Issuer credit rating                                                BBB-
    Financial strength rating                                           BBB-

  Conseco Variable Insurance Co.
    Issuer credit rating                                                BBB-
    Financial strength rating                                           BBB-

  Manhattan National Life Insurance Co.

    Issuer credit rating                                                BBB-

    Financial strength rating                                           BBB-

  Pioneer Life Insurance Co.
    Issuer credit rating                                                BBB-
    Financial strength rating                                           BBB-

  Conseco Finance Corp.
    Counterparty credit ratings                                         B-/B
    Senior unsecured debt                                               B-
    Subordinated debt                                                   CCC

----------------

This supplement was attached to the Preliminary Prospectus Supplement and Prospectus each dated December 5, 2001 and filed with the SEC on December 5, 2001.

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